

Mail Stop 3561

December 15, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Atsushi Maki
Amanasu Techno Holdings Corporation
115 East 57th Street, 11th Floor
New York, NY 10022

> **Re:** **Amanasu Techno Holdings Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 001-31261**

Dear Mr. Maki:

We have reviewed your response dated November 23, 2009 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K/A for the Year Ended December 31, 2008 filed November 23, 2009

General

1. Please further revise your Form 10-K for the year ended December 31, 2008 to include an explanatory note after the cover page and prior to "Part I" discussing the reasons for and items revised in the amendment. This type of explanatory note should be included in any amended filing, such as your Form 10-Q for the quarterly period ended June 30, 2009.

2. As a related matter, to the extent that any revisions made in the Form 10-K/A affect the presentation in your Form 10-Q for the quarterly period ended March 31, 2009, you should also file an amended Form 10-Q/A reflecting such changes.

Form 10-Q/A for the Quarterly Period Ended June 30, 2009 filed November 23, 2009

Consolidated Balance Sheets, page 2

3. Please delete the term "audited" from the column heading for the December 31, 2008 balance sheet figures. We would generally not object if you elected to refer to these balances as "derived from the audited balance sheet" instead. However, in this case, it does not appear that the combined balances have actually ever been audited. Further, columns should be labeled "Restated" where applicable. Please revise or advise.

4. As a related matter, we have reviewed the balance sheet and income statement for Amanasu Water Corporation that you provided to us with your last response. Based upon our review, it appears that the acquired business is significant and that audited financial statements should be furnished for the two most recent fiscal years. If our understanding is correct, pro forma financial information is required as well. Your attention is invited to Rules 8-04(b) and 8-05(a) or Regulation S-X. Please revise to provide these disclosures or explain the basis for your apparent conclusion that the information is not required.

Consolidated Statements of Operations and Deficit, page 4

5. It is unclear how you arrived at the amounts presented for the three and six month periods ended June 30, 2008. Specifically, it is unclear how you determined expenses accretive to income in the amount of $4,068 for the 3-months ended June 30, 2008. Although we note your disclosure on page 9 that the amount results from the reversal of accumulated amortization of $8,725, it is unclear how you would have had any

expenses accretive to income. Further, you have not presented a reconciliation for the restatement of these amounts in Note 2 – Restatements. Please revise.

Note 2 – Restatements, page 6

6. You state that the accounts of the acquired company are combined with those of the acquiring company as though they had always been one company. While this accounting is generally correct, the financial statements of the previously separate entities should not be combined for periods prior to the date that common control was established. Please supplementally confirm that your presentation complies with this guidance. Alternatively, please revise your presentation to comply, identify for us the accounting periods that have been omitted, and explain the reasons why.

7. The adjustments that you have recorded to the balance sheet for December 31, 2008 do not all agree to the figures on the balance sheet that you have provided for Amanasu Water as of December 2008. Please reconcile and explain these differences.

8. You state, in Note 4, that "stock was valued at its current trading price." This disclosure does not appear to be consistent with the acquisition of a company under common control. Please revise or advise, supplementally and in detail, why this representation is correct.

Note 5 – Acquisition of Licensing Rights, page 6

9. Refer to our previous comment 6. Please tell us and revise your disclosure to indicate how you determined the amortization period related to the acquired licensing rights and how you determined the date at which those rights were placed into service. That is, it does not appear any amortization has been recorded on this asset as the asset value of $156,990 on the face of the balance sheet as of June 30, 2009 is the same as the amended purchase price of $156,990 per your disclosure here.

10. As a related matter, pursuant to your disclosure on page 9 that you reversed the accumulated amortization of $8,725, please remove, if true, the disclosure on the face of the balance sheet that the amount presented is net of $8,722 of accumulated amortization.

11. Finally, please tell us whether and how you evaluated these licensing rights for impairment as of June 30, 2009 and September 30, 2009.

12. You state that you financed the payment of a license fee with a $156,990 non-interest bearing demand loan. Please tell us where this loan appears on the balance sheet. Please also tell us the name of the lender. If the loan was from a related party, it

should be disclosed as such. If the loan was not from a related party, please explain the business reasons why the lender elected not to require any interest payments.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Results, page 9

13. Refer to our previous comment 11. Please revise your financial statements to properly accrue for professional fees, or tell us why you believe such revision is unnecessary.

Liquidity and Capital Resources
14. Given the cash position of $1,918 at June 30, 2009 please support your assertion that you have sufficient cash on hand to fund the $1,120,000 in estimated operating overhead, or revise your disclosure accordingly. Similar disclosure in your September 30, 2009 Form 10-Q should also be revised.

Form 10-Q for the Quarterly Period Ended September 30, 2009

General
15. Your financial statements presented here are not mathematically sound. Please conduct a thorough review and tie-out to ensure that amounts and totals presented are appropriate, and file an amended Form 10-Q for the quarterly period ended September 30, 2009.

16. Please confirm to us, if true, that your interim financial statements have been reviewed by your independent public accountants as required.

17. Due to the errors contained in your financial statement presentation, your assertion that your Disclosure Controls and Procedures are effective is not appropriate. Please revise.

18. As a related matter, we note that you changed your assertion of disclosure controls and procedures from ineffective to effective from June 30, 2009 to September 30, 2009, but did not cite any changes in internal control over financial reporting. Please confirm to us that there were no changes or, if there were, please revise this section to discuss such changes.

Consolidated Balance Sheets, page 2

19. Please tell us how the value of the acquired licensing rights increased during the third quarter from $156,990 to 166,707.

20. Please explain to us in detail, what the caption "Non controlling" interest represents. Identify the subsidiary to which it relates, if applicable. Support the classification of this balance as a liability. If it represents a minority interest, tell us how that interest has been classified in the income statement. We may have further comments upon review of your response.

Management's Discussion and Analysis

Products
21. Please update your discussion here of the Automated Human Waste Disposal Unit. Your current disclosure references your plans for dates that have since past.

Financial Results

22. Please expand your discussion to address the nine month interim period.

General

23. Upon review of your responses and your revised materials, we may have significant additional comments.

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   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief